MCK MINING CORP.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

02 JUL -9 AM 11:05

02042467

June 27, 2002

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: SEC. Exemption No. 82-3938

Please find enclosed a copy of the unaudited Interim Financial Statements for the three months ended April 30th, 2002, for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

MCK MINING CORP.

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Per: J. Allan Ringler

JAR/cd

Encl.

7/9

BCSC

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

MCK MINING CORP.
Form 51-901F
April 30, 2002

Issuer Details

NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT MM/DD/YY
MCK MINING CORP.	April 30, 2002	June 14, 2002

ISSUER ADDRESS				
56 Temperance Street, 4th Floor				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO	ONTARIO	M5H 3V5	(416) 361-0923	(416) 361-0737

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
STEPHEN D. CASE	DIRECTOR	(416) 929-1701

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mckmining@msn.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"STEPHEN D. CASE"	"STEPHEN D. CASE"	June 14, 2002
"DONALD MCKINNON"	"DONALD MCKINNON"	June 14, 2002
"RAY DUJARDIN"	"RAY DUJARDIN"	June 14, 2002
"H.M. GIEGERICH"	"H.M. GIEGERICH"	June 14, 2002
"GLEN MAGNUSON"	"GLEN MAGNUSON"	June 14, 2002

MCK Mining Corp.
Balance Sheets (Prepared by Management)

	April 30, 2002 (Unaudited)	January 31, 2002 (Audited)
Assets		
Current		
Cash and short term deposits	$ 21,440	$ 132,708
Accounts receivable	7,792	5,019
	29,232	137,727
Resource properties	2,199,629	2,137,334
	$ 2,228,861	$ 2,275,061
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 36,352	$ 37,911
Due to director (Note 3)	28,916	28,916
	65,268	66,827
Shareholders' equity		
Share capital (Note 2)	11,074,873	11,074,873
Contributed surplus	807,888	807,888
	11,882,761	11,882,761
Deficit	(9,719,168)	(9,674,527)
	2,163,593	2,208,234
	$ 2,228,861	$ 2,275,061

MCK Mining Corp.

Statements of Loss and Deficit (Prepared by Management)
(Unaudited)

	Three Months Ended April 30, 2002	2001
Revenue		
Interest income	$ -	$ 371
Expenses		
General and administrative	44,641	65,022
Net loss for the period	(44,641)	(64,651)
Deficit, beginning of period	(9,674,527)	(9,409,383)
Deficit, end of period	$ (9,719,168)	$ (9,474,034)
Basic and fully diluted loss per share (Note 4)	$ (0.003)	$ (0.004)

MCK Mining Corp.
Statements of Cash Flows (Prepared by Management)
(Unaudited)

	Three Months Ended April 30, 2002	2001
Cash flows provided by (used in)		
Operating activities		
Net loss for the period	$ (44,641)	$ (64,651)
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in non-cash working capital balances		
Accounts receivable	(2,773)	(9,540)
Accounts payable and accrued liabilities	(1,559)	10,568
	(48,973)	(63,623)
Investing activities		
Resource properties	(62,295)	(100,181)
Financing activities		
Issue of share capital, net of issue costs	-	250,000
Change in cash and short term deposits	(111,268)	86,196
Cash and short term deposits, beginning of period	132,708	64,013
Cash and short term deposits, end of period	$ 21,440	$ 150,209
SUPPLEMENTARY INFORMATION		
Taxes paid	$ -	$ -
Interest paid	-	-

1. Accounting Policies

The management of MCK Mining Corp. (the "Company") have prepared these financial statements for the three months ended April 30, 2002, in accordance with Canadian generally accepted accounting principles. These financial statements should be read in conjunction with the January 31, 2002 audited financial statements.

The Company follows the same accounting policies as the January 31, 2002 audited financial statements, except for the following:

STOCK BASED COMPENSATION

Effective February 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870, Stock based compensation and other stock based payments. This section requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statements of income and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. None of the Company's plans qualify as direct awards of stock or as plans that create liabilities based on the price of the Company's stock, and as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after February 1, 2002. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended April 30, 2002, are not indicative of the results that may be expected for the full year ending January 31, 2003.

2. Share Capital

(a) Authorized
Unlimited number of common shares - one vote per share
Unlimited number of non-voting special shares

The non-voting special shares may be issued in series with rights and privileges to be determined by the directors.

(b) Issued

Common shares	Number of Shares	Amount
Balance, beginning and end of period	17,556,192	$ 11,074,873

2. Share Capital (Continued)

(c) Directors', Officers' and Employees' Stock Options

The Company has a stock option plan (the "Plan") for directors, officers and key employees The number of common shares subject to options granted under the Plan will be limited to 1,800,000 common shares.

As at April 30, 2002, the following are the stock options outstanding:

Number Outstanding	Exercise Price $	Expiry Date
230,000	0.35	June 10, 2002
50,000	0.50	October 10, 2002
300,000	0.35	March 13, 2003
100,000	0.60	May 4, 2003
50,000	0.50	August 27, 2003
200,000	0.70	March 25, 2004
475,000	0.80	May 11, 2004
1,405,000		

Options to acquire 320,000 common shares of the Company at a price of $0.50 per share expired on February 24, 2002

(d) Share Purchase Warrants

As at April 30, 2002, the following are the warrants outstanding:

Number Outstanding	Exercise Price $	Expiry Date
1,166,667	0.40	September 23, 2002
1,375,000	0.30	January 15, 2003
2,541,667		

Warrants to acquire 540,000 common shares of the Company at an exercise price of $0.70 expired on April 4, 2002

3. Due to Director

The amount due to director is non-interest bearing and has no specific terms of repayment.

4. Basic and fully diluted loss per share

The loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, is anti-dilutive for both periods presented.

5. Income Taxes

The Company's provision for income taxes is summarized as follows:

	Three Months Ended April 30, 2002	Three Months Ended April 30, 2001
Net loss for the period	$ (44,641)	$ (64,651)
Expected income taxes (recoverable) at statutory rates	(19,472)	(28,524)
Estimated taxable temporary differences valuation allowance	19,472	28,524
Provision for income taxes	$ -	$ -

Estimated taxable income for the period ended is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if its more likely than not the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the January 31, 2002 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

6. Stock Option Compensation Adjustment

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options. As a result, pro forma earnings and earnings per share have been presented. For purposes of pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model: dividend yield of 0%; expected volatility of 473%; risk-free interest rate of 4% and an expected average life of 1.1 years.

Net loss for the three months ended April 30, 2002	$ (44,641)
Unrecorded stock option compensation adjustment	295,050
Pro forma net loss for the three months ended April 30, 2002	$ (339,691)
Basic and fully diluted loss per share - Pro-forma	$ (0.019)

7. Related Party Transaction

The Company paid management fees to the president, who is a director of the Company, in the amount of $30,000.

8. Subsequent event

Subsequent to April 30, 2002, the Company completed a non-brokered private placement by issuing 1,250,000 common shares, for aggregate proceeds of $500,000.

MCK Mining Corp.
Supplement to Financial Statements (Prepared by Management)
First Quarter Ended April 30, 2002
(Unaudited)

At the date of filing these interim financial statements on Sedar, the following items were outstanding:

i) Common shares
18,806,192

ii) Stock Options

Number Outstanding	Exercise Price $	Expiry Date
230,000	0.35	June 10, 2002
50,000	0.50	October 10, 2002
300,000	0.35	March 13, 2003
100,000	0.60	May 4, 2003
50,000	0.50	August 27, 2003
200,000	0.70	March 25, 2004
475,000	0.80	May 11, 2004
1,405,000		

iii) Warrants

Number Outstanding	Exercise Price $	Expiry Date
1,166,667	0.40	September 23, 2002
1,375,000	0.30	January 15, 2003
2,541,667		

This information complies with National Instrument 62-102 - Disclosure of Outstanding Share Data.

For the current year-to-date period

1. Analysis of expenses and deferred costs

RESOURCE PROPERTIES

	Martison Project $
Balance, January 31, 2002 (Audited)	2,137,334
Drilling	56,107
Sample processing	2,356
Geological studies	2,050
Environmental	760
Promotion and marketing	390
District office	300
Miscellaneous	332
Balance, April 30, 2002 (Unaudited)	2,199,629

GENERAL AND ADMINISTRATIVE

Accounting and corporate secretarial	3,000
Rent	2,500
Transfer agent fees	1,843
General and office	3,884
Filing fees	2,200
Bank charges	65
Consulting	500
Management fees	30,000
Shareholder information	649
	44,641

2. Analysis of related party transactions.

See Note 3 and Note 7 in the unaudited April 30, 2002 financial statements

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number #	Price $	Total $	Proceeds $	Type of consideration	Commission Paid $

None

3. Summary of securities issued and options granted during the period (Continued)

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $	Expiry Date

None

4. Summary of securities as at the end of the reporting period

BCSC

(a) Description of share capital

Unlimited number of common shares - one vote per share
Unlimited number of non-voting special shares

(b) Number and recorded value of share capital

17,556,192 common shares valued at $11,074,873

(c) Summary of options and warrants at period end

See Note 2(c) in the unaudited April 30, 2002 financial statements

Warrants

See Note 2(d) in the unaudited April 30, 2002 financial statements

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Stephen D. Case
Donald Mckinnon
Ray Dujardin
H.M. Giegerich
Glen Magnuson

MCK MINING CORP.

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company's business consists of acquiring and developing mineral and natural resource properties. The Company has a 50% interest in the Martison Lake Project by accumulating exploration and development expenditures of $1,334,000. The Company's sole focus is on the advancement and development of the Martison Lake Project.

Discussion of Operations and Financial Conditions

As of April 30, 2002, the Company had $21,440 in cash.

At this time, the Company had minor interest income and no operating revenues. The Company has raised funds in the past through equity financing and the exercise of options and warrants to finance its operations.

Subsequent Event

Subsequent to April 30, 2002, the Company completed a non-brokered private placement by issuing 1,250,000 common shares, for aggregate proceeds of $500,000.

Liquidity and Solvency

During the period ended April 30, 2002, the Company incurred $62,295 in deferred exploration costs to further develop the Martison Lake Project.

MCK MINING CORP.

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity and Solvency (Continued)

Net loss for period ended April 30, 2002 is $44,641 as compared to a loss of $64,651 for the corresponding year. The Company is in the development stage of operations, therefore, while working on the Martison Lake Project, all expenses on the statement of operations are for administrative purposes only. These expenses relate to accounting and corporate secretarial, shareholder information, general and office expenses, travel and administrative expenses.

As of April 30, 2002, accounts payable and accrued liabilities of $36,352 were outstanding. The Company does not carry large payables and as a result, management believes all obligations will be met when they become due.

The Company paid $30,000 to Stephen Case, the president of MCK Mining Corp. to oversee the daily operations of the Company.

MANAGEMENT SYNOPSIS

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to fully development the Martison Lake Project.